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                                                                     EXHIBIT 4.5

                                  AMENDMENT TO
                       1989 EMPLOYEE STOCK PURCHASE PLAN

         1. Section 2 of the JumboSports Inc. 1989 Stock Incentive Plan (the "1989 Plan") is amended by increasing the number of shares of the Company's Common Stock that may be issued under the 1989 Plan from 2,212,212 shares to 3,212,212 shares.

         2. This Amendment shall become effective on the date affirmatively approved by the holders of a majority (not counting abstentions) of shares of the Company's Common Stock voting in person or by proxy at the Annual Meeting of Stockholders of the Company to be held on June 4, 1997, if a quorum is then present.

         3. Except as otherwise amended hereby, all other terms and conditions of the 1989 Plan shall remain in full force and effect.